*Confidential information has been omitted and filed separately with the Securities and Exchange Commission (the "Commission") as part of an application for confidential treatment pursuant to the Freedom of Information Act (5 U.S.C. §552(b)) and Rule 83 of the Regulations of the Commission (17 C.F.R. §200.83).

September 22, 2011

John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

VIA EDGAR SUBMISSION

Re:           Brown-Forman Corporation
Form 10-K for Fiscal Year Ended April 30, 2011
Filed June 27, 2011; File No. 002-26821

Dear Mr. Reynolds,

We have reviewed your letter dated August 24, 2011, and respond as follows to your comments and requests for additional information.

Management Discussion and Analysis, page 39

Staff Comment No. 1:  Please expand your results of operations discussion to analyze and separately discuss cost of sales in future.

Registrant Response:  In future filings, we will expand our results of operations to separately discuss cost of sales, including highlighting individual factors that contributed to the changes as applicable.  For example, the MD&A in our Form 10-Q for the period ended July 31, 2011, included the following:

Cost of sales for the three months ended July 31, 2011 was $217.5 million, an increase of $26.9 million compared to the same period a year ago.  Cost of sales was hurt $5.7 million by a weaker U.S. dollar.  Growth in net sales, higher input costs, including corn and glass, and an increase in fuel expenses also contributed to the growth in cost of sales for the three month period.

Liquidity and Capital Resources, page 44

Staff Comment No. 2:  We note your cash and cash equivalents increased $335 million to $567 million as of April 30, 2011.  We also note that you have undistributed earnings of foreign subsidiaries of $390 million at April 30, 2011 that you expect to be reinvested indefinitely overseas.  Please tell us the total amount of cash and cash equivalent held by your foreign subsidiaries at April 30, 2011.  In future filings to the extent material, please disclose and describe the tax implication upon repatriation and assess how indefinitely reinvested undistributed earnings of your foreign subsidiaries impacts your liquidity in the U.S.

Registrant Response:  As of April 30, 2011, $243.7 million of cash and cash equivalents was held by foreign subsidiaries whose earnings we expect to be reinvested indefinitely overseas.  In future filings, to the extent material, we will disclose and describe the tax implication upon repatriation and assess how indefinitely reinvested undistributed earnings of our foreign subsidiaries impacts our liquidity in the U.S.  For example, the MD&A in our Form 10-Q for the period ended July 31, 2011, included the following:

As of July 31, 2011, we have total cash and cash equivalents of $552.5 million.  Of this amount, $250.5 million is held by certain foreign subsidiaries whose earnings we expect to permanently reinvest outside of the United States.  We do not expect to need the cash generated by those foreign subsidiaries to fund our domestic operations.  However, in the unforeseen event that we repatriate cash from those foreign subsidiaries, we would be required to provide for and pay U.S. taxes on the repatriated funds.

Notes to Consolidated Financial Statements, page 54
14.  Other Income and Expense, page 65

Staff Comment No. 3:  We note you completed the sale of Fetzer Vineyards on April 15, 2011 and recognized a gain on sale of $38 million, net of transaction costs and income taxes.  Please clarify why the result of operations of Fetzer Vineyards is not reported as a discontinued operation in your statements of operations. Refer to ASC 205-20-45-1.

Registrant Response:  As discussed in Note 14, the sale of Fetzer Vineyards included the Fetzer winery, bottling facility and vineyards, as well as the Fetzer brand and other Hopland, California-based wines, including Bonterra, Little Black Dress, Jekel, Five Rivers, Bel Arbor, Coldwater Creek, and Sanctuary.  Also included in the sale was a facility in Paso Robles, California.  For purposes of this letter, we will refer to the items included in the sale as “the disposal group.”

Per ASC 205-20, one of the criteria for discontinued operations is that the disposal group must be a “component of an entity” that “comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.”  As discussed below, we concluded that the disposal group did not meet this criterion.

Our conclusion was based on the fact that essentially all of the selling, general and administrative (“SG&A”) functions of the disposal group were provided by the same infrastructure and personnel performing those functions for the rest of the company.  That is, essentially all SG&A functions (e.g., sales and marketing, customer service, logistics, production direction, finance, information technology, human resources, legal, etc.) served the disposal group and the rest of the company simultaneously and without being discretely tasked with supporting one versus the other.  For this reason, approximately 20% of the company’s gross cash outflows cannot be specifically identified as pertaining to the disposal group versus the rest of the company.  We considered these shared functions to represent a significant portion of the company’s operations and cash outflows.  Because of the inability to distinguish them between the disposal group and the rest of the company, we concluded that the disposal group did not meet the above criterion for discontinued operations.

While ASC 205-20 does not specifically address significance as it pertains to determining whether a disposal group meets the criterion discussed above, it does provide guidance for assessing significance as it pertains to the criterion for discontinued operations regarding continuing cash flows. That guidance includes examples suggesting that 20% or more of total cash flows is a significant level, while 5% or less of total cash flows is not a significant level. We believe it is reasonable to analogize to this guidance and that doing so supports our conclusion.

16.  Segment Information, page 67

Staff Comment No. 4:  Please disclose the factors used to identify reportable segments and how you measure segment performance. Please provide all the required disclosures per ASC 280-10-50-20.

Registrant response: The Company acknowledges the Staff’s comment regarding segment reporting.  Based on our analysis of ASC 280-10-10-1, 280-10-10-4 and 280-10-50-20, our management views and manages the business of the Company as a single operating segment, “Beverages.”  Our business is not divided into multiple operating segments for purposes of reviewing operating results, assessing performance or allocating resources.

ASC 280-10-05-3 states, “[t] he method for determining what information to report is referred to as the management approach.”  The management approach is based on the way that management organizes the entity’s operations for assessing performance and making decisions regarding the allocation of resources.  Consequently, if segments are present, they should be evident from the structure of the public entity’s internal organization, and financial statement preparers should be able to provide the required information in a cost-effective and timely manner.

The management approach focuses on financial information that a public entity’s decision makers use to make decisions about the public entity’s operating matters.  (ASC 280-10-05-4)

ASC 280-10-50-1 delineates the circumstances under which a company will be deemed to have an operating segment.  A segment is defined as “a component of a public entity that has all three of the following characteristics:

1.
The component engages in business activities from which it may earn revenues and incur expenses (including start-up operations and revenues and expenses relating to transactions with other components of the same entity);

2.
The operating results of the component are regularly reviewed by the entity’s CODM to assess the performance of the individual component and make decisions about resources to be allocated to the component; and

3.	Discrete financial information about the component is available.”

By the ASC standards, we have concluded that Brown-Forman has a single operating (and reportable) segment: Beverages. We note that our conclusion is the same one we reached in our communications with the Commission on this topic in our letters dated January 28, 2005 and February 25, 2005.

Chief Operating Decision Maker

A first step in determining whether a company has multiple operating segments is to identify the public company’s chief operating decision maker (the “CODM”) pursuant to   ASC 280-10-50-4.  Brown-Forman’s CODM is Paul C. Varga, our Company Chairman and CEO.

As background, Brown-Forman is a company whose voting shares have been controlled by the Brown family since its inception in 1870.  The business historically has been and today is operated largely to identify and implement strategies that produce long-term, sustainable results, as opposed to a business managed primarily to meet short-term operating goals.  Mr. Varga has the ability to make decisions about the Company based on a lifetime of experience at Brown-Forman (over 25 years).  Mr. Varga's extensive knowledge of all significant aspects of our business allows him to manage Brown-Forman holistically, as one beverage business.  He does not regularly review discrete operating results to assess performance or make decisions regarding the allocation of resources based on individual brands or geographic regions.

It is important to note that the CODM’s integrated approach is used because, regardless of their brand or the region of the world where they are sold, all Brown-Forman products have similar suppliers, customers, and product life cycles.  For example, the raw materials used in the packaging of all Brown-Forman products such as glass, labels and other bottling materials, are purchased from the same suppliers.  Further, all Brown-Forman products are offered to similar customer bases, as all distributors we use sell the entire portfolio of Brown-Forman products. The product life cycle for all of our products, including sourcing natural ingredients, fermentation, distillation, production, bottling, warehousing, distribution, marketing, retail sales and then consumption are all similar.

Brown-Forman’s organizational structure demonstrates that it operates as a single reportable business segment, with the CEO at its helm as CODM. [_____________________]*.

For example, the head of global production, who reports to the CODM, is responsible for all aspects of production (i.e. research and development, purchasing raw materials, supply management, distilling, bottling, quality assurance, logistics, warehousing, delivery and customer service), for all of our products, and for all countries in which we have production operations.  Likewise, our chief marketing officer oversees all marketing regardless of brand or region.  Other functions that are managed on a consolidated, Company-wide basis include information technology, finance, treasury, human resources, diversity and legal and executive management. None of our brands or geographic regions is self-contained; each relies on these centralized functions.

Our human resources department, with input from various executive leaders, has divided the Company into geographic regions solely for administrative reasons.  The use of these geographic divisions facilitates efficient allocation of responsibility among subordinate managers.  The geographic division of the Company is fluid, with the scope of geographic responsibilities shifting as the Company’s personnel changes to align the capabilities, expertise and experience of our employees.  For example, effective May 1, 2011, we realigned the number of countries comprising our two European geographic divisions (each supervised by one employee), to facilitate the training and development of a new manager by decreasing the number of countries he is directly responsible for relative to his predecessor.  The Company has changed its geographic divisions numerous times based on the capability, expertise and experience of the individuals chosen to oversee them.  In fact, over the last decade we have realigned the geographic hubs for which our managers are responsible six times.

The Company’s compensation structure also reflects our centralized management.  Stock option incentives for all eligible employees are granted and the benefits are received based on the stock performance of the Company as a single entity.  For fiscal 2011, for example, the Company’s senior executives received short-term incentive compensation that was based 80% on company-wide performance and 20% on individual performance.   Long-term cash incentive compensation for all eligible employees was determined based on a comparison of the three-year cumulative total shareholder return of the Company’s Class B common stock with that of the consumer products and retail companies that constitute the S&P Consumer Staples Index over the same period.

Performance Assessment by CODM

The CODM does not assess the performance of the Company on the basis of geographic regions.  The CODM may target growth in a particular market that is likely to be a country or a portion of a country; however, the strategy does not relate to any established multi-country geographic region.

Similarly, the CODM does not assess the Company’s performance on the basis of specific brands.  Brown-Forman has subordinate employees who comprise brand teams whose focus is narrow, but the CODM appreciates the interrelationship of the many brands, and is critically aware that, for example, the marketing strategies employed by one brand impact the other brands, and that the brands themselves are often complex.  For example, under the Jack Daniel’s label, the Company produces a multitude of products including Black Label, Green Label, Tennessee Honey, Gentleman Jack, Single Barrel and numerous ready-to-drink beverages containing Jack Daniel’s.  The management of the production, packaging, marketing and sale of these various products under the Jack Daniel’s heading involves a complex mix of factors.  Further, as he does across our brand portfolio, the CODM ensures that any proposals with respect to Jack Daniel’s products are considered, not in isolation, but taking into account their impact on our other brands, including Early Times, Old Forester, Woodford Reserve, Finlandia, Southern Comfort, Herradura, etc.

Resource Allocation by CODM

Each year, our CODM first targets a level of underlying net sales growth for the entire Company, and then identifies a level of underlying operating income growth that appears to be achievable for the overall Company.  After this process, the CODM identifies and allocates resources for the coming fiscal year to the highest potential growth opportunities to enable Brown-Forman as a corporation to achieve these targets and to provide the best long-term return to shareholders.  He determines these growth opportunities in part by using a proprietary modeling process that we designed to allocate resources within the Beverage segment across discrete areas we describe as Brand Market Units (“BMUs”).  The model is generated and used specifically for resource allocation decision-making; management does not generate regular static reports for internal review purposes. In other words, the model is a strategic, operations tool, but not a financial reporting one.

The allocation of resources across BMUs is based on a large number of factors, including: (1) a BMU’s current contribution to consolidated Company gross profit; (2) a BMU’s projected future contribution to the Company’s gross profit; (3) a BMU’s historical and projected responsiveness to advertising investment; (4) a BMU’s historical and projected growth rate in gross profit; and (5) environmental factors, including demographic and macro-economic data related to the BMU’s particular area.  The Company has in excess of 100 BMUs, such as Finlandia—Russia, and el Jimador—Mexico.  After considering the five factors described above, along with other factors if relevant, the CODM identifies the BMUs with the most growth potential.  Based in part on this data, the CODM might for example decide to allocate resources to drive increased sales of el Jimador in California or a Jack Daniel’s ready to drink products in Japan. Growth opportunities, and in turn resource allocations, are not made by the CODM at a brand or geographic region level, however.

Information CODM Reviews Regularly to Assess Performance and Allocate Resources

Another characteristic of an operating segment is that its operating results are regularly reviewed by the CODM for purposes of assessing company performance and making decisions with regard to resource allocation.  Brown-Forman prepares financial statements only on a consolidated basis. Our CODM does not regularly review detailed financial reports by brand or geographic region.  The CODM therefore does not assess the performance or allocate resources between different brands or geographic regions, but instead makes investments designed to facilitate the Company’s overall growth and profitability.

In addition to Company-wide financial statements, Mr. Varga reviews the following financial and related information regularly:

•	[_____________________]*.

•
The Board packages also typically contain data summarizing depletion/depletion adjusted gross profit trends for various brands and/or brand-country combinations on a rolling twelve-month basis.  Depletions are widely used in the alcohol beverage industry and reflect shipments direct to retailers or from distributors to wholesalers and retailers.  Depletion adjusted gross profit is a non-GAAP statistic that we calculate by multiplying depletions by the difference between our average per case selling price less our standard manufacturing cost per case—all on a rolling 12-month basis and adjusted for various items that we believe distort the underlying numbers. Management believes that this information helps the user evaluate trends in consumer demand for our products.

•
The CODM also regularly reviews certain statistical information about consumer purchases of beverage alcohol products, including National Alcohol Beverage Control Association and Nielsen reports and other volumetric data.  The CODC considers this information valuable in analyzing the Company’s performance in part because it provides more direct and recent information about consumer trends with respect to our and our competitors’ products than the more backward-looking financial measures. This data does not constitute financial information under ASC 280-10-05-4, however.

Absence of Discrete Financial Information

A third characteristic of an operating segment is that it has discrete financial information available.  The Company does not prepare financial statements disaggregated by its brands or by its geographic regions.  Further, the Company does not allocate many components of its P&L among brands or geographic regions.  Importantly, the Company does not allocate many components of Operating Expense, including the majority of Selling, General and Administrative expenses, to individual products or regions.  Similarly, the Company does not allocate certain components of Revenue (e.g., foreign exchange contract hedges); and allocates only certain components of Cost of Goods Sold (e.g., production variances are not allocated and LIFO is only partially allocated), certain components of Brand Expense (e.g., spending that benefits the entire portfolio is not allocated) and very few components of Other Income/Expense (e.g., royalty income, gain/loss on fixed asset dispositions are not allocated). As a result, the Company does not prepare detailed financial statements that would reveal the profitability of the Company’s brands and/or geographic regions.  Brown-Forman produces only one set of company-level financial statements.  Said another way, the Company prepares a full set of financial statements, including balance sheet, cash flow statement and P&L, only for the Company as a whole.
As noted above, Brown-Forman is a highly centralized organization.  Each of its brands and geographic regions relies on centralized management and administrative functions performed at its corporate offices in Louisville, Kentucky. The Company does not allocate the cost of the vast majority of these centralized management functions as expenses to any geographic region or brand.

As the Financial Accounting Standards Board has noted, the goal of segment reporting, when applicable, is to provide investors and other users of the financial statements with the opportunity to see the entity from management's vantage point.  Brown-Forman believes that the creation and dissemination of disaggregated financial information that is artificially divided among brands or geographic regions (having to develop imprecise and unreliable allocation models) would result in potentially unreliable statements, which the CODM does not use to assess the performance or allocate the resources of the Company.

In summary, based on the foregoing and in accordance with ASC 280-10-10-1, 280-10-10-4 and 280-10-50-20, the Company believes it has appropriately concluded that it operates its business as a single operating segment.  We will continue to monitor and review the growth of the Company to assess whether any organizational and/or operational changes require us to report additional segment(s).

Staff Comment No. 5:  We note that you have one reportable segment and only provide entity wide information of net sales by product category and geographic regions.  However, in your earnings release for fiscal year end 2011, you discuss revenue growth for five geographic regions and various product brand families. Please explain whether you have discrete financial information by product brands or geographic regions.  Please discuss if you are aggregating any segments and if so discuss how you meet the aggregation criteria in ASC 280-10-50-11.

Registrant Response:  See response to Staff comment #4.

Staff Comment No. 6:  Tell us how you allocate resources among geographies and brands.  Please identify your CODM and provide us with the financial information regularly reviewed by the CODM to assess performance and allocate resources for the year ended April 30, 2011. If multiple levels of financial information are provided to the CODM, please provide us with each level and explain how the CODM utilizes the financial information.

Registrant Response:  The Company has provided to the Staff on a supplemental and confidential basis (and for which the Company has requested confidential treatment pursuant to Rule 83 of the General Rules and Regulations of the Commission) the requested financial information regularly reviewed by the CODM to assess performance and allocate resources for the year ended April 30, 2011.  For all other information, please see our response to Staff comment #4.

Exhibits

Staff Comment No. 6:  We note that Exhibits 4.3, 4.7 and 10.22 are missing schedules, attachments or exhibits.  Please confirm that you will file these exhibits in their entirety with your next periodic report.

Registrant Response:  We have filed these exhibits in their entirety with our Form 10-Q for the period ended July 31, 2011.

With respect to the filing mentioned in your August 24 letter, the company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, I can be reached via telephone at (502) 774-7165 or via email at Jane_Morreau@b-f.com.

Sincerely,

/s/ Jane C. Morreau
                    Jane C. Morreau
Senior Vice President,
Director Finance Management,
 Accounting and Technology

cc:           Matthew E. Hamel